                                               Filed by D&E Communications, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                    Subject Company: Conestoga Enterprises, Inc.
                                                    Commission File No.: 0-24064


E-mail communication to D&E Communications, Inc. Employees, dated December 17, 2001

                                  ************

Subject: Important update about Conestoga Enterprises

Please share this information with employees who do not have email.

It was announced earlier today that Conestoga Enterprises, Inc. would not pursue Lynch Interactive Corporation's indication of interest to acquire Conestoga.

For additional information refer to Conestoga's web site:
www.ceni.com/cei/whtsnew.asp.

Stephen Trapnell
Corporate Communications Specialist
D&E Communications, Inc.
strapnell@decommunications.com
Phone (717) 738-8788
PCS ONE Wireless (717) 330-1813

                                  ************

D&E and Conestoga anticipate filing a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission shortly. Investors and security holders would be able to obtain a free copy of such document when it becomes available at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's website at www.decommunications.com when they become available. THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ D&E'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.